SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Endesa, S.A.

(Name of Issuer)

American Depositary Shares,

each representing the right to receive one ordinary share, nominal value €1.20 each

(Title of Class of Securities)

00029274F1

(CUSIP Number)

Acciona, S.A.

Avenida de Europa, 18

Empresarial La Moraleja, Alcobendas

Madrid, Spain 28108

Attention: Jorge Vega-Pinechet

+34 91 663 2850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

PAGE 1 OF 6 PAGES

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 00029274F1	PAGE 2 OF 6 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Acciona, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 105,875,211-0- 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 105,875,211

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,875,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 00029274F1	PAGE 3 OF 6 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Finanzas Dos, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 105,875,211 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 105,875,211

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,875,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Pursuant to Rule 13d-1(k) under the Act and as provided in the Joint Filing Agreement filed as Annex 1 to this Statement on Schedule 13D (the “Schedule 13D”), Acciona, S.A. (“Acciona”) and Finanzas Dos, S.A. (“Finanzas”), agreed to file one statement with respect to their ownership of American Depositary Shares (the “ADSs”), each representing the right to receive one ordinary share, nominal value €1.20 each (a “Share”), of Endesa, S.A. (the “Issuer”).

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the ADSs of the Issuer, a corporation organized under the laws of the Kingdom of Spain. The Issuer’s principal executive offices are located at Ribera del Loira, 60, 28042 Madrid, Spain.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is filed by Acciona, a corporation organized under the laws of the Kingdom of Spain and Finanzas, a corporation organized under the laws of the Kingdom of Spain, Acciona’s wholly owned subsidiary. Acciona is one of the main Spanish and international corporations engaged in the development and management of infrastructures, services and renewable energies. The principal offices of Acciona and Finanzas are located at Avenida de Europa, 18, Parque Empresarial La Moraleja, Alcobendas, Madrid, Spain 28108. See Annex 2 to this Statement for a list of Acciona’s and Finanzas’ current executive officers and directors.

During the past five (5) years, none of Acciona, Finanzas, and to the best of their knowledge, their directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Acciona, through Finanzas, acquired in a market transaction ADSs representing 105,875,211 Shares for € 3,388 billion, which investment was financed by Banco Santander.

ITEM 4. PURPOSE OF TRANSACTION.

Acciona, through Finanzas, acquired the ADSs and the underlying Shares for investment purposes. Acciona, through Finanzas, may acquire additional ADSs of the Issuer up to a total of 25% of the issued and outstanding Shares and has secured financing to acquire ADSs representing up to 20% of the issued and outstanding Shares.

Acciona may hold discussions with various parties, including, but not limited to, the Issuer’s management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value.

Acciona retains the right to change its investment intent, from time to time, to acquire additional shares of the Issuer, or to sell or otherwise dispose of all or part of the securities of the Issuer beneficially owned by them, in any manner permitted by law.

Except as set forth above, Acciona does not have any plans or proposals that relate to the following: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the

Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) additional changes in the present board of directors or management of the Issuer; (e) material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

On September 25, 2006, Acciona and Finanzas were the beneficial owners of ADSs representing 105,875,211 Shares, which constitute 10% of the outstanding ordinary shares of the Issuer. Acciona, through its wholly owned subsidiary, Finanzas, has the sole power to vote or direct the vote and dispose or direct the disposition of the Shares. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADSs and the Shares represented thereby beneficially owned by Acciona and Finanzas.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Neither Acciona nor Finanzas has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2006

ACCIONA, S.A.

By:	/s/ Jorge Vega-Penichet
Name:	Jorge Vega-Penichet
Title:	Company Secretary

FINANZAS DOS, S.A.

By:	/s/ Vincente Santamaria
Name:	Vincente Santamaria
Title:	Company Secretary

Annex 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each, of Endesa, S.A., dated October 4, 2006, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: October 4, 2006	Acciona, S.A.

	By:	/s/ Jorge Vega Penichet
	Name:	Jorge Vega Penichet
	Title:	Company Secretary

Dated: October 4, 2006	Finanzas Dos, S.A.

	By:	/s/ Vincente Santamaria
	Name:	Vincente Santamaria
	Title:	Company Secretary

Annex 2

The current executive officers and directors of Acciona, S.A. are listed below. The address of Acciona, S.A. is Avenida de Europa, 18 Parque Empresarial La Moraleja, Alcobendas, Madrid, Spain 28108. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Acciona, S.A., and, where applicable, the business address listed for each individual not principally employed by Acciona, S.A. is also the address of the corporation or other organization that principally employs that individual.

Name	Citizenship	Present Principal Occupation or Employment

José Manuel Entrecanales Domecq	Spain	President of the Board, Managing Director
Juan Ignacio Entrecanales Franco	Spain	Vice President of the Board, Managing Director
Juan Manuel Urgoiti López Ocaña	Spain	Vice President of the Board, President of Banco Gallego
Alejandro Echevarría Busquet	Spain	Director, President of Telecinco
José María Entrecanales de Azcárate	Spain	Director, former Managing Director
Juan Entrecanales de Azcárate	Spain	Director, former Managing Director
Carlos Espinosa de los Monteros Bernaldo de Quirós	Spain	Director, President/Managing Director of Daimler Chrysler España, S.A.
German Gamazo y Hohenlohe	Spain	Director, Vice President of Bankers Trust in Spain
Lord Tristan Garel-Jones	Spain	Director, Managing Director of UBS
Valentín Montoya Moya	Spain	Director, Group Chief Financial Officer
Andrés Esteban Morrás	Spain	Director, Managing Director of Acciona Energy
Belen Villalonga Morenes	Spain	Director, Professor at Harvard Business School

The current executive officers and directors of Finanzas Dos, S.A. are listed below. The address of Finanzas Dos, S.A. is Avenida de Europa, 18 Parque Empresarial La Moraleja, Alcobendas, Madrid, Spain 28108. All positions set forth below opposite an individual’s name refer to positions within Acciona, S.A.

Name	Citizenship	Present Principal Occupation or Employment

Juan Gallardo Cruces	Spain	Director, Controller
Valentin Montoya Moya	Spain	Director, Group Chief Financial Officer
Vincente Santamaria de Paredes	Spain	Director, General Counsel